FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the fourth fiscal quarter and full year report March 1, 2003 - February 29, 2004.

Concordia Bus AB (publ)

(Translation of registrant’s name into English)

Solna Strandvag 78, 17154 Solna, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant files by furnishing the information contained in this Form is also thereby furnishing the Information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-              .

Explanatory Note: This Form 6-K/A amends and restates in its entirety the Form 6-K furnished on April 28, 2004, which included several erroneous omissions of financial data as well as several typographical errors.

Concordia Bus AB (publ)

556576-4569

CONCORDIA BUS AB

STOCKHOLM, SWEDEN

FOURTH QUARTER AND FULL YEAR REPORT

MARCH 1, 2003 – FEBRUARY 29, 2004

The matters discussed in this news release include forward-looking statements that are subject to risks and uncertainties including but not limited to economic conditions, product demand, competitive products and services, government regulation, financial resources, certain litigation and other risks indicated in filings with the US Securities and Exchange commission.

INDEX

Operational and Financial Review

Management’s discussion and analysis of financial condition and results of operations

Quantitative and qualitative disclosures about market risk

Unaudited Consolidated financial statements – Concordia Bus AB (publ) and subsidiaries

Consolidated statements of operations for the fourth quarter ended February 29, 2004 and February 28, 2003

Consolidated statements of operations for the year ended February 29, 2004 and February 28, 2003

Consolidated balance sheets as of February 29, 2004 and February 28, 2003

Consolidated cash flow statements for the year ended February 29, 2004 and for the year ended February 28, 2003

Notes to consolidated financial statements

CONCORDIA BUS AB (PUBL)

FOURTH QUARTER AND FULL YEAR REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Concordia Bus AB (“Concordia” or the “Company”) hereby submits the financial statements for the year ended February 29, 2004. The Company is a wholly owned subsidiary of Concordia Bus Holding AB (Reg. No. 556574-8240, domiciled in Stockholm), which is a part of the group of which Concordia Bus BV (Reg. No. 103040697, Dos No. 292558KvK, domiciled in Amsterdam, The Netherlands) is the ultimate parent company. All figures are expressed in millions of SEK if not otherwise indicated.

You should read the following discussion in conjunction with the financial statements of Concordia included in this quarterly report starting on page 11. The financial statements of Concordia are prepared in accordance with accounting principles generally accepted in Sweden (“Swedish GAAP”), which differ in various respects from accounting principles generally accepted in the United States (“U.S. GAAP”). The financial year-end for Concordia is the last day of February. Unless otherwise specified in this discussion, reference to a particular year is to the financial year ended the last day of February of that year (“fiscal 2004” for the year ended February 29, 2004).

The same accounting policies and methods of computation are followed in the quarterly consolidated financial statements as compared with the most recent annual financial statements.

The discussion that follows compares our actual results for 2004 with our restated results for 2003 for the fourth quarter.

Financial Highlights

The following table summarizes Concordia’s results of operations for the periods indicated in terms of amounts as well as a percentage of revenues:

Fourth quarter ended February 29, 2004 compared to the fourth quarter ended February 28, 2003

	2004		2003 Reported		2003 Restated
	SEK million	%	SEK million	%	SEK million	%

Revenues	1,203	100.0%	1,189	100.0%	1,189	100.0%
Operating profit/(loss)	(129)	(10.7)%	(152)	(12.8)%	(139)	(11.7)%
EBITDAR(1)	62	5.2%	66	5.6%	79	6.6%
EBITDAR before exceptional items (2)	118	9.8%	123	10.3%	113	9.5%
Net profit/(loss)	(272)	(22.6)%	(185)	(15.6)%	(172)	(14.5)%

Year ended February 29, 2004 compared to Year ended February 28, 2003

	2004		2003
	SEK million	%	SEK million	%

Revenues	4,761	100.0%	4,758	100.0%
Operating loss	(155)	(3.3)%	(172)	(3.6)%
EBITDAR(1)	597	12.5%	582	12.2%
EBITDAR before exceptional items (2)	653	13.7%	696	14.6%
Net loss	(409)	(8.6)%	(344)	(7.2)%

(1)          EBITDAR is defined as net income before interest, taxes, depreciation, amortization and rent expense (primarily lease payments on buses and on sale lease back transactions, EBITDAR is not a measure of financial performance under generally accepted accounting principles and should not be considered as an alternative to United States GAAP or Swedish GAAP measures of Net loss or as an indicator of Concordia’s operating performance or cash flows from operations under United States GAAP or Swedish GAAP or as a measure of liquidity. It should be noted that EBITDAR is not a uniform or standardized measure and the calculation of EBITDAR may vary significantly from company to company and by itself provides no grounds for comparison of Concordia with other companies. EBITDAR has been derived from amounts found under “Consolidated statement of operations” on Page 11 and 12 of this quarterly report, prepared under Swedish GAAP.

(2)          Exceptional items are those, which the management believes, are non-recurring and have a non-operational nature and are necessary to explain the development of operating performance. These may not meet Swedish or US GAAP definitions of exceptional and extraordinary items.  See Note 2.

Fourth quarter ended February 29, 2004 compared to the Fourth quarter ended February 28, 2003

The following section provides an analysis between the actual numbers presented for the quarter as compared with the equivalent period in the preceding year. The discussion compares our results for 2004 with our restated results for 2003.

Revenues

Revenues principally comprise fees generated from bus services provided under the terms of contracts with local public transportation authorities in Sweden, Norway and Finland and from express bus services and coach hire services in Sweden. Revenues also include revenues received from maintenance and repair services that Swebus provides at its depots to third parties and sales of diesel fuel.

Revenues increased by SEK 14 million, or 1%, from SEK 1,189 million for the three months ended February 28, 2003 to SEK 1,203 million for the three months ended February 29, 2004. Revenues from the provision of bus services for local public transportation authorities increased by SEK 23 million, or 2%, from SEK 1,068 million for the three months ended February 28, 2003 to SEK 1,091 million for the three months ended February 29, 2004.

The SEK 23 million increase was derived largely from new contracts worth SEK 94 million and a compensation due to previous periods of SEK 27 million. This was offset by lost contracts of SEK 89 million with the remaining decrease  of  SEK 9 million resulting from a combination of a volume decrease upon renewal of contracts, reduction in the indexation adjustments and other changes in existing contracts.

Revenues from express bus services increased by SEK 10 million, or 14%, from SEK 71 million for the three months ended February 28, 2003 to SEK 81 million for the three months ended February 29, 2004. The revenue increase derives primarily from general price increase of 4% effective from July 1, 2003 and increase in number of passengers carried.

Revenues from coach hire services declined by SEK 4 million, or 16% from SEK 25 million for the three months ended February 28, 2003 to SEK 21 million for the three months ended February 29, 2004. The revenue decline is a direct reflection of a lower level of passenger carried on “Fjäll Expreseen- Ski service” and lower business activities.

Other revenues amounted to SEK 10 million for the three months ended February 29, 2004 and SEK 25 million for the three months ended February 28, 2003. Other revenues largely consist of sales of diesel fuel and maintenance and repair services to third parties.

Gain on Sale of Fixed Assets

The net gain on sale of fixed assets is comprised of sales of buses and other assets held by Concordia. Gain on sale of fixed assets was SEK 1 million for the three months ended February 29, 2004, compared to a gain on sale of fixed assets of SEK 0.4 million for the three months ended February 28, 2003. Numbers of buses sold during the quarter were 70 units on which we realized SEK 6 million in cash.

Operating Costs

Operating costs consist primarily of personnel costs (which includes wages, salaries, social security fees and pension costs of bus drivers, mechanics and other employees), fuel, tires and other consumables costs, and other external costs, which include depot costs and head office administrative costs. Operating costs also consist of operating lease charges. Operating costs increased by SEK 30 million, or 2%, from SEK 1,213 million for the three months ended February 28, 2003 to SEK 1,243 million for the three months ended February 29, 2004. This increase is due to a number of factors, which are explained below.

Additional factors

Fuel, tires and other consumable costs decreased by SEK 2 million, or 1%, to SEK 248 million for the three months ended February 29, 2004 from SEK 250 million for the three months ended February 28, 2003. The  reduction was due to lower diesel costs. The average price of diesel was 1.8% lower versus the corresponding period previous year.  Other costs such as  maintenance costs were stable during the periods.

Personnel costs increased by SEK 13 million, or 2% to SEK 679 million, for the three months ended February 29, 2004 from SEK 666 million for the three months ended February 28, 2003. This increase resulted from an effective pay increase of 6.0%, resulting in higher staff costs of SEK 36 million, These increases were mainly offset by improved productivity resulting from optimised plan s and other actions of  SEK 10 million and a reduction of other employee costs of SEK 6 million and reduction in wage costs of SEK 7 million resulting from net impact of changes in lost and new contracts.

Other external costs increased by SEK 21 million, or 10.8% to SEK 215 million for the three months ended February 29, 2004 from SEK 194 million for the three months ended February 28, 2003. This was primarily due to increase in the provision for commitments under certain loss-making  contracts of SEK 34 million , provision of SEK 6 million for termination costs at depots in Gothenburg due to the loss of contract. This was partially offset by a reduction in net operational costs due to reductions in subcontracting and operational costs of SEK 17 million, and reduced damage costs of SEK 2 million.

Operating lease charges decreased by SEK 2 million, or 1.2% to SEK 101 million for the three months ended February 29, 2004 from SEK 103 million for the three months ended February 28, 2003. This decrease was principally a result of lower interest rate resulting in a decreased cost of SEK 3.9 million. This is offset by an increased number of buses under operating lease which increased the operating lease charges by SEK 1.4 million. The total number of buses under operating leases was 1,317 as of February 29, 2004, compared to 1,156 as of February 28, 2003 and compared to 1,301 as of November 30, 2003.

Depreciation and Amortization

Depreciation and amortization charges comprise principally depreciation of buses and other vehicles but also relate to depreciation of tools, fixtures and fittings, buildings and computer equipment. In addition, amortization of goodwill resulting from acquisitions of bus operations is included. Depreciation and amortization costs decreased by SEK 25 million, or 21.7% from SEK 115 million for the three months ended February 28, 2003 to SEK 90 million for three months ended February 29, 2004, principally as a result of a reduction in the number of buses in the fleet that we own. The total number of buses we owned was 2,563 as of February 29, 2004, compared to 2,793 as of February 28, 2003. Total goodwill amortization was SEK 12 million for both periods.

Operating loss

Operating loss decreased by SEK 10 million, or 7.2% from a loss of SEK 139 million for the three months ended February 28, 2003 to a loss of SEK 129 million for the three months ended February 29, 2004.

Operating loss from bus operations for public authorities increased by SEK 10 million, or 9.7% from an operating loss of SEK 103 million for the three months ended February 28, 2003, to an operating loss of SEK 113 million for the three months ended February 29, 2004. Operating profit from express bus services was SEK 4 million for the three months ended February 29, 2004 compared to an operating profit of SEK 3 million for the three months ended February 28, 2003. Operating loss from coach hire services was SEK 2 for the three months ended February 29, 2004, compared to operating loss of SEK 1 million for the three months ended February 28, 2003. Head office items and other decreased by SEK 23 million from SEK 27 million for the three months ended February 28, 2003, to SEK 6 million for the three months ended February 29, 2004.

Financial Income and Expenses

Financial income and expenses includes interest income from cash and cash equivalents and interest expense from bank loans and other financial indebtedness. Financial income and expenses increased by SEK 78 million, or 111.4% to net financial expenses of SEK 148 million for the three months ended February 29, 2004, compared to net financial expenses of SEK 70 million for the three months ended February 28, 2003. The interest expense increased by SEK 24 million, or 42.9% to SEK 80 million for the three months ended February 29, 2004 from SEK 56 million for the three months ended February 28, 2003. The main reason is the refinancing of syndicated  loans with secured senior notes at 9.125% and termination of our euro interest hedges of SEK 14 million. In the process, we improved our liquidity position by approximately SEK 150 million through increased borrowing by the same amount. Total foreign exchange loss increased by SEK 32 million from a loss of SEK 9 million for the three months ended February 28, 2003, to a loss of SEK 41 million for the three months ended February 29, 2004. Also amortization of capitalised financing costs have increased, from SEK 4 million for the three months ended February 28, 2003 to SEK 28 million for the three months ended February 29, 2004. This is due to a one-off write-down of capitalized financing costs connected to the redeemed syndicated loan.

Taxes

The standard rate of taxation in Sweden is 28%. Concordia has not paid any taxes for the period ended February 29, 2004. The effective tax rate for the three months ended February 29, 2004 was 2%. The difference to the tax rate is due to amortization of goodwill 1% and valuation allowance of net-operating losses 25%.

Year ended February 29, 2004 compared to Year ended February 28, 2003

The following section provides an analysis of our results of operations between the actual numbers for the year ended February 29, 2004 as compared with the year ended February 28, 2003.

Revenues

Revenues increased SEK 3 million, or 0.1%,  from SEK 4,758 million for the year ended February 28, 2003 to SEK 4,761 million for the year ended February 29, 2004.

Revenues from the provision of bus services for local public transportation authorities decreased by SEK 29 million, or 7%, from SEK 4,243 million for the year ended February 28, 2003 to SEK 4,214 million for the year ended February 29, 2004.

The SEK 29 million decrease is due to lost contracts worth of SEK 276 million. This was offset by new contracts worth of  SEK 202 million and an index compensation recovery relating to prior years of SEK 17 million. The remaining increase of SEK 28 million is due to a combination of a volume and price movements upon renewal of contracts, increase from indexation adjustments and changes in existing contracts.

Revenues from express bus services increased by SEK 32 million, or 11%, from SEK 295 million for the year ended February 28, 2003 to SEK 327 million for the year ended February 29, 2004. The revenue increase derives primarily from an increase of number of passengers carried, from 2.7 million passengers year ended February, 28 2003 to 3.0 million passengers year ended February 29, 2004 and from a price increase of 4% effective from July 1, 2003.

Revenues from coach hire services declined by SEK 17 million, or 13%, from SEK 127 million for the year ended February 28, 2003 to SEK 110 million for the year ended February 29, 2004. The revenue decline is a direct reflection of a lower level of business activities and decreased tourism, mainly due to the general recession in the economy.

Other revenues increased by SEK 17 million, or 18.3%, from SEK 93 million for the year ended February 28, 2003 to SEK 110 million for the year ended February 29, 2004. The increase was largely the result of one-off compensation for the driver relief breaks introduced in Stockholm region.

During the year ended February 29, 2004, revenues of SEK 3,986 million were generated in Sweden, revenues of SEK 379 million were generated in Norway, and revenues of SEK 396 million were generated in Finland. During the year ended February 28, 2003, revenues of SEK 3,902 million were generated in Sweden, revenues of SEK 457 million were generated in Norway, and revenues of SEK 399 million were generated in Finland.

Gain on Sale of Fixed Assets

Gain on sale of fixed assets is comprised of sales of buses and other assets. Gain on sale of fixed assets increased from a loss of SEK 4 million for the year ended February 28, 2003 to a gain of SEK 5 million for the year ended February 29, 2004.

Operating Costs

Operating costs consist primarily of personnel costs (which includes wages, salaries, social security fees and pension costs of bus drivers, mechanics and other employees), fuel, tires and other consumables costs, and other external costs, which include depot costs and head office administrative costs. Operating costs also include operating lease charges. Operating costs increased by SEK 35 million, or 0.8%, from SEK 4,522 million for the year ended February 28, 2003 to SEK 4,557 million for the year ended February 29, 2004. The increase of SEK 35 million is due to a number of factors, which are outlined below.Additional details on Operating Costs:

Fuel, tires and other consumable costs have increased by SEK 11 million, or 1%, to SEK 930 million for the year ended February 29, 2004 from SEK 919 million for the year ended February 28, 2003. The increase is largely due to a high diesel price during the first quarter resulting in increased costs by SEK 14 million and higher maintenance costs in the first quarter of SEK 10 million. This has been offset by the lower volumes as a result of lost contracts, which resulted overall in a lower cost of SEK 13 million.

Personnel costs have increased by SEK 13 million, or 0.5%, from SEK 2,597 for the year ended February 28, 2003 to SEK 2,610 for the year ended February 29, 2004.

The increase of SEK 13 million is due to a reduction of drivers in our lost contracts resulting in lower wage costs of SEK 171 million, productivity gains in Stockholm of SEK 16 million and other reductions of SEK 7 million. This was offset by an effective pay increase of 4.0% resulting in higher wage costs of SEK 95 million and higher wage costs due to impact of operating new contracts of SEK 112 million.

Operating lease charges increased by SEK 38 million, or 11%, from SEK 350 for the year ended February 28, 2003 to SEK 388 for the year ended February 29, 2004. This increase was principally a result of our increased use of operating leases for buses. The total number of buses under operating leases was 1,317 as of February 29, 2004, compared to 1,156 as of February 28, 2003.

Other external costs decreased by SEK 27 million to SEK 629 million for the year ended February 29, 2004 from SEK 656 million for the year ended February 28, 2003. The decrease was mainly due to a reduction of subcontractors of SEK 38 million and decreased administration costs of SEK 7 million due to normalization of Stockholm operations. This was partly offset by higher operational costs such as insurance and markting costs of  SEK 18 million.

Depreciation and Amortization

Depreciation and amortization charges comprise principally the depreciation of buses and other vehicles but they also relate to the depreciation of tools, fixtures and fittings, buildings and computer equipment. In addition, amortization of goodwill resulting from acquisitions of bus operations is also included. Depreciation and amortization costs decreased by SEK 40 million, or 10%, from SEK 404 million for the year ended February 28, 2003 to SEK 364 million for the year ended February 29, 2004 principally as a result of the shift towards increased operational leasing of buses and away from ownership. Total goodwill amortization was SEK 45 million for the year ended February 29, 2004, which remained constant as compared to the year ended February 28, 2003.

Operating loss

Operating loss decreased by SEK 17 million, or 9.8% from a loss of SEK 172 million for the year ended February 28, 2003 to a loss of SEK 155 million for the year ended February 29, 2004 due to overhead cost reductions and higher contribution from the new and renewed contracts.

Operating loss from bus operations for local public transportation authorities increased by SEK 15 million, or 19.0% from a loss of SEK 64 million for the year ended February 28, 2003 to a loss of SEK 79 million for the year ended February 29, 2004. Operating profit from express bus services increased from SEK 30 million for the year ended February 28, 2003, to SEK 31 million for the year ended February 29, 2004. The increased revenues have been offset by higher costs for subcontracting. Operating profit from coach hire services decreased by SEK 4 million, or 100% from SEK 8 million for the year ended February 28, 2003, to SEK 4 million for the year ended February 29, 2004.

Head office costs and other items decreased by SEK 36 million, or 35.9% from SEK 102 million for the year ended February 28, 2003, to SEK 66 million for the year ended February 29, 2004 due largely to termination compensation payments in the period to February 28, 2003 of SEK 7 million and overall reduction in professional charges and reduction in heads during the period to February 29, 2004.

Financial Income and Expenses

Financial income and expenses includes interest income from cash and cash equivalents and interest expense from loans made by banks and other financial indebtedness. Financial expenses increased by SEK 50 million, or 18.9% from a financial expense of SEK 265 million for the year ended February 28, 2003 to SEK 315 million for the year ended February 29, 2004. The increase can be partly explained by an increase of depreciation of deferred financing costs by SEK 23 million due release of costs related to senior debt and the refinancing of syndicated loans with secured senior notes at 9.125% Our foreign exchange losses were also SEK 21 million higher compared to the year ended February 28, 2003.

Taxes

The standard rate of taxation in Sweden is 28%. Concordia Bus did not pay any taxes for the year ended February 29, 2004. The effective tax rate for the year ended February 29, 2004 was 12%. The difference to the tax rate is due to amortization of goodwill of 3% and valuation allowance of net operating losses 13%.

Trend Information

During the year ended February 29, 2004, we submitted tenders for 1,346 buses out of the 1,999 buses that were open for competitive tenders which included contracts for routes where we already operated 573 buses. Of these 1,346 units results for 1,318 units have been announced. We retained 203 buses out of the 573 buses we operated. Lost units include our Gothenburg contract, which was for 140 buses. In addition, we won a total of 354 units from our competitors. We currently await results on a further 28 units, of which Concordia operates 16 units. We have prolonged our contracts in Karlstad for one year following court decision which upheld Concordia’s complaint.

We anticipate tenders for approximately 1,290 buses during the financial year ending February 28, 2005, of these buses we have 256 or 36% of the total buses in Sweden, 61 buses or 22% of the total in Norway and 159 or 52% of the total buses in Finland.  Notably we have 25 contracts expiring. These also cover loss making contracts in Vantaa, Finland and Sweden.

Indexation

Concordia receives cost increase compensation from CPTA at varying frequencies at stipulated indices in the contracts. In most recent contracts the weighting of various cost mix and the links to defined indices have improved however we continue to suffer from mismatch between our underlying cost base and weight of indices and mismatch of cost increases in related index development. During the year we have been undercompensated by approximately SEK 63 million for our cost increases due to the above factors and in particular our wage costs have increased significantly as a result of collective agreements and statutory changes in coverage of additional sickness by employers and pension costs.

Currently we are in the process of presenting a proposal to SLTF — CPTA association for a new structure covering correct weighting of  cost elements as well as a specific bus operator labour index developed by SCB — Swedish statistics bureau. We remain optimistic that an appropriate compensation mechanism will be established shortly between the two bodies and would become effective during the next 12 months.

Provision for future commitments under loss-making contracts

Under Swedish GAAP we are required to make provisions for future losses on contracts on a specific contract basis rather than location portfolio or contract portfolio basis. We have conducted a detailed cost allocation to our entire contract portfolio on a fully costed basis, which has resulted in identifcation of a number of contracts which provide losses at operating margin level. It must be noted that Concordia enters into a number of small school contracts on marginal basis to increase contribution to fixed overheads and these contracts do not exceed the main contract operated at the location. Such contracts would show losses under fully costed basis. As a result of the requirements we have provided fully for all future losses on contract specific basis. Substantially all current loss making contracts expire by end of February, 2006.

Liquidity and Capital Resources

Concordia will require cash principally to repay indebtedness incurred in connection with financing its acquisition of Concordia Bus Nordic AB. Most of this indebtedness is comprised of the senior subordinated notes issued in January 2000 and senior secured notes issued in January 2004.

The outstanding amount of the senior subordinated notes as of February 29, 2004 was €160 million. These notes will mature on February 15, 2010 and carry a fixed interest rate of 11% per annum. Interest is paid on February 15 and August 15 of each year until maturity.

During January 2004 Concordia’s wholly owned subsidiary Concordia Bus Nordic AB refinanced its syndicated credit facilities with the issuance of   senior secured notes of  €130 million. The proceeds were used to repay senior credit facilities of the Group and increase liquidity poisition of the group. The senior secured notes will mature on August 1, 2009 and carry a fixed interest rate of 9.125% per annum. Interest is paid on February 1 and August 1 of each year until maturity. The first interest payment is falling due on August 1, 2004.

As of February 29, 2004 Concordia had total net indebtedness of SEK 2,350 million after the deduction of cash balance of  SEK 346 million. The interest expense for the twelve months ended February 29, 2004 was SEK 242 million.

We are currently undertaking a review of our interest rate foreign exchange. Under the syndicated facilities we were required to hedge 50% of the senior interest payments for the next three years. We have hedges in place for 30% of the total interest payable during the financial year ending February 28, 2005. In addition we have applied our hedges for SEK interest rates towards exposure on the operating lease debt. We estimate approximately 8% of the operating lease exposure is covered by interest caps and Swaps.

Net cash provided by operating activities was negative of SEK 7 million for the year ended February 29, 2004, compared to SEK 11 million for the year ended February 28, 2003, the difference is mainly due to higher interest payments.

Investments in tangible fixed asset was was SEK 29 million for the year ended February 29, 2004, compared to SEK 253 million for the year ended February 28, 2003, when we had investments in connection with a start up of a large contract in Stockholm.

The refinancing of the syndicated loan facilities of the subsidiary Concordia Bus Nordic AB’s has had an impact on the cash flow. During the year ended February 29, 2004, we had investments of capitalized financing costs of SEK 48 million. In connection with the restructuring we had repayments of the senior credit facilities of SEK 984 million including a foreign exchange loss of SEK 25 million. We have repaid financial lease debts by SEK 6 million.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The principal market risks (i.e., the risk of loss arising from adverse changes in market rates and prices) to which we are exposed are:

•                                          Interest rates on debt;

•                                          Foreign exchange rates;

•                                          Fuel prices; and

•                                          Inflation.

The following risk management discussion and that the estimated amounts generated from analytical techniques are forward looking statements of the market risk assuming certain market conditions occur. Our actual results in the future may differ materially from these projected results due to actual developments in the global financial markets.

Interest Rates

We currently hedge our exposure to interest rate fluctuations on our lease debt through the use of derivative instruments. We have entered into Swedish Kronor interest rate swaps and caps to fix a portion of the interest part within the lease payments we make under the lease debt.

Based on the nominal value of the operational lease debt at February 29, 2004 of SEK 1,948 million, a 1% change in interest rates would increase lease charges by approximately SEK 19.5 million per annum. Senior notes outstanding at February 29, 2004 with a carrying value of SEK 2,673 million have been excluded from the above interest rate sensitivity analysis because they bear a fixed rate of interest.

Foreign Exchange

We are also exposed to currency fluctuations on loans, primarily as a result of having to make interest payments in Euro on our senior note loans. We have entered into collar arrangements through the sale of puts and the purchase of calls with the same settlement dates. While this arrangement caps the amount of benefit we can obtain from an appreciation of the Swedish Kronor against the Euro, it also caps our potential increased interest costs through a depreciation of the Swedish Kronor against the Euro. Our policy is to hedge 50% of our future interest payments on the senior subordinated notes against adverse movements for us in the Swedish Kronor/Euro exchange rate and to hedge 50% of our future payments on the senior subordinated notes through a cap on positive movements for us in the Swedish Kronor/Euro exchange rate. See the subheading “Liquidity and Capital Resources” in the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We estimate that a 10% depreciation in the value of the Swedish Kronor against the Euro would increase our interest costs by approximately SEK 27.2 million per annum.

Fuel Prices

Concordia is also exposed to commodity price risk through its requirements for diesel fuel.  Diesel fuel is priced in the international commodity markets in US dollars. We purchase our diesel fuel requirements out of our operating revenue, which is largely denominated in Swedish Kronor. Therefore, we are exposed to currency fluctuation risk between the dollars and the Swedish Kronor. We currently have hedges in place to purchase portions of our diesel fuel at fixed SEK prices through February 28, 2005. We hedge only the non-tax portion of our diesel fuel costs. We estimate that a 10% depreciation in the value of the Swedish Kronor against the dollar would increase our diesel fuel costs by approximately SEK 7.5 million per annum.

Inflation

Inflation had no material impact on our operations during the year ended February 29, 2004. However, due to the nature of our contractual business where cost increases are compensated through movements in agreed indices (elements of total inflation) we are currently subject to under-compensation due to a mismatch between our industry costs and our relative level of compensation from the indices which the local transportation authorities use to compensate us. A 1% increase in inflation would have a positive benefit of approximately SEK 6 million per annum when compared to the previous year.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE FOURTH QUARTER

(in millions of SEK except loss per share)	Note	December 1, 2003 – February 29, 2004	December 1, 2002 – February 28, 2003 Reported	December 1, 2002 – February 28, 2003 Restated*)
		(unaudited)	(unaudited)	(unaudited)

Net revenue	1	1,203	1,189	1,189

Fuel, tires and other consumables		(248)	(250)	(250)
Personnel costs		(679)	(666)	(666)
Other external costs		(215)	(194)	(194)
Operating lease charges	5	(101)	(103)	(103)
Depreciation and amortization		(90)	(115)	(115)
Gain (Loss) on sale of fixed assets		1	(13)	0
Operating loss	1,2	(129)	(152)	(139)

Interest income		3	3	3
Interest expense and similar items	3	(151)	(73)	(73)
Financial income and expenses		(148)	(70)	(70)
Loss after financial items		(277)	(222)	(209)

Taxes		5	37	37

Net loss for the period		(272)	(185)	(172)

Number of shares (basic and diluted)		5,000	5,000	5,000
Loss per share (SEK)		(54,493)	(36,919)	(34,328)

*) In fiscal 2003, we had initially booked our loss on our sale of fixed assets in the fourth quarter as an year-end adjustment. We have now restated this loss to report the loss in the period when the assets were sold. This restatement does not change our total operating loss figure for fiscal 2003.  It does impact the operating profit/(loss) figure on a quarterly basis, however, by increasing the loss (or reducing the profit) for each of the first three quarters of fiscal 2003.

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE FULL YEAR

(in millions of SEK except loss per share)	Note	March 1, 2003 – February 29, 2004	March 1, 2002 – February 28, 2003
		(unaudited)
Net revenue	1	4,761	4,758

Fuel, tires and other consumables		(930)	(919)
Personnel costs		(2,610)	(2,597)
Other external costs		(629)	(656)
Operating lease charges	5	(388)	(350)
Depreciation and amortization		(364)	(404)
Gain (Loss) on sale of fixed assets		5	(4)
Operating loss	1,2	(155)	(172)

Interest income		7	10
Interest expense and similar items	3	(315)	(265)
Financial income and expenses		(308)	(255)
Loss after financial items		(463)	(427)

Taxes		54	83

Net loss for the period		(409)	(344)

Number of shares (basic and diluted)		5,000	5,000
Loss per share (SEK)		(81,721)	(68,780)

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

CONSOLIDATED BALANCE SHEETS

ASSETS (In millions of SEK)	Note	February 29, 2004	February 28, 2003
		(unaudited)

Fixed assets

Goodwill		720	765
Total intangible fixed assets		720	765

Buildings and land		2	2
Equipment, tools, fixtures and fittings		33	38
Vehicles		1,492	1,793
Total tangible fixed assets		1,527	1,833

Capitalized borrowing costs		99	92
Other long-term receivables		11	5
Receivable due from group companies		29	25
Total financial fixed assets		139	122

Total fixed assets		2,386	2,720

Current assets

Inventories		30	35

Accounts receivable		299	335
Other current receivables		40	37
Accrued income and prepaid expenses		215	177
Total receivables		554	549

Cash and cash equivalents	4,9	346	199

Total current assets		930	783

TOTAL ASSETS		3,316	3,503

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

CONSOLIDATED BALANCE SHEETS

SHAREHOLDERS’ EQUITY AND LIABILITIES (in millions of SEK)	Note	February 29, 2004	February 28, 2003
		(unaudited)

Shareholders’ equity

Restricted equity
Share capital (5,000 shares at par value SEK 100)		1	1
Restricted reserves		27	27
Total restricted equity		28	28

Non-restricted equity
Retained earnings		51	394
Net loss		(409)	(344)

Total non-restricted equity		(358)	50

Total shareholder’s equity	8	(330)	78

Liabilities

Provisions:
Provisions for pensions and similar commitments		61	69
Provisions for loss contracts		86	46
Deferred tax liability		0	56

Total provisions		147	171

Non current liabilities
Liabilities to credit institutions	4	16	858
Senior subordinated notes	4	2,673	1,460

Total non current liabilities		2,689	2,318

Current liabilities
Short-term portion of long-term liabilities	4	7	145
Accounts payables		285	244
Other current liabilities		107	104
Accrued expenses and deferred income		411	443

Total current liabilities		810	936

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		3,316	3,503

PLEDGED ASSETS AND CONTINGENT LIABILITIES	7	February 29, 2004	February 28, 2003

Pledged assets		2,222	2,848
Contingent liabilities		648	648
TOTAL PLEDGED ASSETS AND CONTINGENT LIABILITIES		2,870	3,496

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

CONSOLIDATED CASH FLOW STATEMENTS

	Note	Group March 1, 2003 – February 29, 2004	Group March 1, 2002 – February 28, 2003
		(unaudited)
Cash flow from operating activities
Loss after financial items		(463)	(427)
- Reversal of depreciation and amortization		364	404
- Reversal of capital (gains) losses		(5)	4
- Reversal of change of provisions		31	16
- Reversal of amortization of deferred financing costs		41	—
- Reversal of foreign exchange (gain)/loss		23	—
Change in interest receivables		(6)	3
Change in interest liabilities		6	27
Paid taxes		0	2
		(9)	29

Change in working capital
Increase (-)/decrease (+) in stock		5	(4)
Increase (-)/decrease (+) in current receivables		(9)	(16)
Increase (+)/decrease (-) in current liabilities		6	2

Net cash flow provided by (used in) operating activities		(7)	11

Cash flow from investing activities
Investments in financial fixed assets		(48)	—
Investments in land, buildings, machinery and equipment		(29)	(253)
Sales of land, buildings, machinery and equipment		21	75
Sale of financial fixed assets		—	7
Net cash flow used in investing activities		(56)	(171)

Cash flow from financing activities
Proceeds from borrowings		1,198	28
Repayments of long-term borrowings		(990)	(86)
Refinancing costs and other		—	(6)
Net cash flow provided by (used in) financing activities		208	(64)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS BALANCES		145	(223)

CASH AND CASH EQUIVALENTS BALANCES AT BEGINNING OF PERIOD		199	422

Translation difference		2	0

CASH AND CASH EQUIVALENTS BALANCES AT END OF PERIOD	9	346	199

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(All amounts in millions of SEK unless otherwise stated)

Organization

Concordia Bus AB together with its subsidiaries, (“Concordia”) is a Swedish registered limited liability company, wholly owned by Concordia Bus Holding AB (reg no 556574-8240) with its registered office in Stockholm, Sweden. The ultimate parent company of the group is Concordia Bus BV, a company domiciled in the Netherlands.

The operations of Concordia consist of providing regular bus services under contract through its subsidiary Concordia Bus Nordic AB, to transit authorities in Sweden, Norway and Finland. In addition to contracted services, Concordia also supplies extensive express bus services over major portions of Sweden, as well as charter and tour bus services, mainly in Gothenburg and Stockholm.

The unaudited consolidated financial statements for the year ended February 29, 2004 and 2003 include adjustments, all of which are normal recurring adjustments, which Concordia’s management considers necessary for a fair presentation of the results for these unaudited periods.

Accounting principles

The same accounting policies and methods of computation are followed in the consolidated interim financial statements as of and for the three months and the year ended February 29, 2004 as compared with the most recent annual financial statements.

Going concern

Concordia has approximately SEK 2,673 million of long-term debt due to third parties, excluding long-term finance lease obligations. Concordia’s ability to service the existing debt, including amortization and interest, is dependent on the underlying businesses generating sufficient cash flow and distributable earnings. Revenues generated by the underlying businesses during the period March 1, 2003 – February 29, 2004 have not been sufficient to cover their costs. In addition unrestricted reserves continue to decline as a result of losses which would prohibit Concordia Bus Nordic AB and its susbidiaries from upstreaming cash to serve the interest on the senior notes.

Concordia Bus Nordic AB and its subsidiaries are continuing to implement cost reduction initiatives and sees signs of significant improvements in compensation levels from their contracts with public transportation authorities.  If the cost-cutting initiatives or rewinning or winning new contracts at acceptable margins and other measures that management deem required are not successful and losses continue, these companies’ equity bases may need to be restored and, additional equity funding may be required in order to continue to present financial statements under the assumption that Concordia will continue as a going concern.

These financial statements have been prepared under the assumption that the group will be successful in its initiatives and, consequently, they have been prepared assuming that Concordia will continue as a going concern.

These unaudited interim financial statements have been prepared in accordance with the recommendations issued by the Swedish Accounting Council’s recommendation regarding interim financial statements.

Note 1. Net revenue and operating profit (loss) by segment

Revenue	December 1, 2003 – February 29, 2004	December 1, 2002 – February 28, 2003	March 1, 2003 – February 29, 2004	March 1, 2002 – February 28, 2003
CPTA – Sweden	884	870	3,469	3,407
CPTA – Norway	104	102	365	442
CPTA – Finland	103	96	391	394
Total CPTA	1,091	1,068	4,225	4,243
Express	81	71	327	295
Interbus	21	25	110	127
Total bus operations	1,193	1,164	4,662	4,665
Other revenue and group elimination	10	25	99	93
Total revenue	1,203	1,189	4,761	4,758

Operating profit (loss) by segment, before overhead allocation.

Operating profit (loss)	December 1, 2003 – February 29, 2004	December 1, 2002 – February 28, 2003 Reported	December 1, 2002 – February 28, 2003 Restated*
CPTA – Sweden	(104)	(80)	(78)
CPTA – Norway	1	(28)	(15)
CPTA – Finland	(10)	(10)	(10)
Total CPTA	(113)	(118)	(103)
Express	4	(2)	3
Interbus	(2)	(4)	(1)
Total Express and Interbus	2	(6	2
Total bus operations	(111)	(124)	(101)
Goodwill amortization	(12)	(11)	(11)
Head office items and others	(6)	(17)	(27)
Total operating loss	(129)	(152)	(139)

Operating profit (loss)	March 1, 2003 – February 29, 2004	March 1, 2002 – February 28, 2003 Reported	March 1, 2002 – February 28, 2003 Restated*
CPTA – Sweden	(57)	(27)	(18)
CPTA – Norway	2	(23)	(23)
CPTA – Finland	(24)	(23)	(23)
Total CPTA	(79)	(73)	(64)
Express	31	25	30
Interbus	4	5	8
Total Express and Interbus	35	30	38
Total bus operations	(44)	(43)	(26)
Goodwill amortization	(45)	(44)	(44)
Head office items and others	(66)	(85)	(102)
Total operating loss	(155)	(172)	(172)

We have restated for fiscal 2003 the allocation of our operating lease charges so that only the depreciation element is included in the costs for each operating segment’s operating profit (or loss).  We have also removed from each operating segment the head office costs that we had previously allocated to each one.  These are now reported in a separate line item “Head office items and other”.  In addition, we now allocate our gain or loss on the sale of assets by individual operating segment and no longer as a separate line item.  These restatements affect the reported operating profit/(loss) for our operating segments for fiscal 2003; they do not affect the overall operating profit of the Concordia Group for each quarter.

In fiscal 2003, we had initially booked our loss on our sale of fixed assets in the fourth quarter as a year-end adjustment. We have now restated this loss to report the loss in the period when the assets were sold. This restatement does not change our total operating loss figure for fiscal 2003.  It does impact the operating profit/(loss) figure on a quarterly basis, however, by increasing the loss (or reducing the profit) for each of the first three quarters of fiscal 2003.

Restated operating profit (loss) by segment and quarter before overhead allocation for total fiscal year 2003:

Operating profit (loss)	March 1, 2002 – May 31, 2002 Restated	June 1, 2002 – August 30, 2002 Restated	Sept 1, 2002- Nov 30, 2002 Restated	Dec 1, 2002- Feb, 28 2003 Restated	Total year
CPTA – Sweden	34	13	13	(78)	(18)
CPTA – Norway	(2)	(6)	0	(15)	(23)
CPTA – Finland	(2)	(5)	(6)	(10)	(23)
Total CPTA	30	2	7	(103)	(64)
Express	7	14	6	3	30
Interbus	3	5	1	(1)	8
Total Express and Interbus	10	19	7	2	38
Total bus operations	40	21	14	(101)	(26)
Goodwill amortization	(11)	(11)	(11)	(11)	(44)
Head office items and others	(24)	(24)	(27)	(27)	(102)
Total operating profit	5	(14)	(24)	(139)	(172)

Note 2. Items affecting comparability and other exceptional items*

MSEK	December 1, 2003 – February 29, 2004	December 1, 2002– February 28, 2003	March 1, 2003 – February 29, 2004	March 1, 2002 – February 28, 2003
Stockholm/Uppsala exceptional operating costs	—	18	—	85
Termination payment departing MD	3	—	3	7
Exceptional revenue relating to prior years	(17)	—	(17)	(7)
Provision for termination costs Gothenburg	6	—	6	—
Startup costs skaraborg and Ostfold tender	4	—	4	—
Gain on sale reversal SBC fleet revaluation	—	1	—	14
Provision for future losses on contracts	60	15	60	15
Total adjustments restated	56	34	56	114

Note 3. Interest expense and similar items

MSEK	December 1, 2003 - February 29, 2004	December 1, 2002 – February 28, 2003	March 1, 2003 – February 29, 2004	March 1, 2002 – February 30, 2003
Interest cost payable	(66)	(56)	(228)	(234)
Amortization and write-off of deferred financing costs	(28)	(4)	(41)	(18)
Other financial charges	(16)	(4)	(23)	(11)
Foreign exchange gains/(losses)	(41)	(9)	(23)	(2)
Total	(151)	(73)	(315)	(265)

Note 4. Liabilities to credit institutions and net indebtedness

MSEK	February 29, 2004	February 28, 2003
Syndicated bank facility, STIBOR/EURIBOR	—	975
Senior Secured Notes 9,125	1,198	—
Senior Subordinated Notes, 11%	1,475	1,460
Liabilities to credit institutions	2,673	2,435

Other long-term liabilities	16	21
Short term portion of finance lease obligation	7	7
Total debt	2,696	2,463

Less Cash and Cash equivalents balance	(346)	(199)
Net indebtedness	2,350	2,264

Total debt	2,696	2,463
Short term portion of long term debt	(7)	(145)
Total long term debt	2,689	2,318

* Exceptional items are those, which the management believes, are non-recurring and have a non-operational nature and are necessary to explain the development of operating performance. These may not meet Swedish or US GAAP definitions of exceptional and extraordinary items.

Note 5. Operating leases

The net present values of the future lease payments for rentals are as follows:

MSEK	February 29, 2004	February 28, 2003
Net present value of future lease payments
- Vehicles	905	945
- Real estate and other	52	58
Total	957	1,003

Note 6. Fair value of financial instruments

Fuel hedge contracts

The Concordia Bus Group is exposed to commodity price risk through its fuel usage. Management actively tries to minimize the negative effects of fluctuations in the market price. During the quarter ended February 29, 2004, 17% of Concordia’s fuel usage was hedged through diesel swaps at a fixed price for the coming 12 months. The hedge contracts expire February 28, 2005.

Interest/currency hedges

Certain of Concordia’s borrowings are on a floating rate. Management has made a decision to actively try to minimize the risk of interest rate fluctuations by entering into interest rate swaps and interest rate caps, which gives Concordia a larger portion of fixed interest rate arrangements.

The Company is also exposed to currency fluctuations, primarily as an effect of loans denominated in foreign currencies. Management has made a conscious decision to try to minimize the impact of currency fluctuations on cash payments related to foreign currencies and has therefore entered into currency collar arrangements. As of February 29, 2004, 50% of the interest payments on the senior notes of €160 million were hedged for the coming 2½ years.

Note 7.  Pledged assets and contingent liabilities

MSEK	February 29, 2004	February 28, 2003
Pledged shares in subsidiaries	671	973
Floating charge certificates	119	117
Pledged assets	1,410	1,757
Guarantees and other contingent liabilities	22	1
Conditional shareholder’s contribution	648	648
Total	2,870	3,496

As a result of the refinancing in Concordia Bus Nordic AB in January 2004, the security package has been renegotiated. The following securities exist as of February 29, 2004:

Concordia Bus Nordic Holding AB has pledged the shares of Concordia Bus Nordic AB;

Concordia Bus Nordic AB has pledged the shares of

Swebus Fastigheter AB,

Swebus AB,

Concordia Bus Finland Oy AB,

Swebus Bus Co AB;

IngeniØr M.O. SchØyens Bilcentraler AS

Swebus Fastigheter AB has pledged the shares of

Alpus AB,

Enköping-Bålsta Fastighetsbolag AB, and

Malmfältens Omnibus AB;

Swebus Busco AB has granted pledge over its buses in aggregate amount of SEK 1,268,811,799;

IngeniØr M.O. SchØyens Bilcentraler AS granted pledge over its assets in aggregate amount of SEK 82,546,523;

Concordia Bus Finland Oy AB has granted pledge over floating charge certificates in an aggregate amount of EUR 1,194,134 ;

Swebus AB has granted pledge over floating charge certificates in an aggregate amount of SEK 100,000,000;

Alpus AB has granted pledge over floating charge certificates in an aggregate amount of SEK 600,000;

Enköping-Bålsta Fastighetsbolag AB has granted pledge over floating charge certificates in aggregate amount of SEK 2,400,000;

Malmfältens Omnibus AB has granted pledge over floating charge certificates in an aggregate amount of SEK 2,500 000.

Note 8. Equity

MSEK	Restricted equity	Unrestricted equity	Total
Opening balance March 1, 2003	28	50	78
Change in cumulative translation adjustment	—	1	1
Net loss for the period	—	(409)	(409)
Ending balance February 29, 2004	28	(358)	(330)

Note 9. Cash and cash equivalents

MSEK	February 29, 2004	February 28, 2003
Cash and bank balances	292	199
Restricted cash*	54	—
Total	346	199

* Restricted cash has been deposited in order to obtain bank guarantees. The bank guarantees have been issued as securities for Concordia Bus Nordic’s pension debt and SBC’s obligations in three CPTA contracts in Oslo.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia Bus AB (publ)
(Registrant)

Date: June 22, 2004	By:	/s/ Vasant Mistry
Vasant Mistry
Chief Financial Officer